EXHIBIT 12.1

MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for the nine months ended January 28, 2011 was computed based on Medtronic’s current quarterly report on Form 10-Q. The ratio of earnings to fixed charges for the fiscal years ended April 30, 2010, April 24, 2009, April 25, 2008, April 27, 2007, and April 28, 2006 was computed based on Medtronic’s historical consolidated financial information.

	Nine months ended January 28, 2011	Year ended April 30, 2010	Year ended April 24, 2009	Year ended April 25, 2008	Year ended April 27, 2007	Year ended April 28, 2006
Earnings:
Net earnings	$2,320	$3,099	$2,070	$2,138	$2,703	$2,519
Income taxes	485	870	370	602	658	598
Minority interest loss	6	7	1	—	—	—
Capitalized interest (1)	(3)	(4)	(5)	(10)	(3)	(3)
	$2,808	$3,972	$2,436	$2,730	$3,358	$3,114
Fixed Charges:
Interest expense (2)	$332	$402	$371	$400	$383	$162
Capitalized interest (1)	3	4	5	10	3	3
Amortization of debt issuance costs (3)	10	11	15	15	17	7
Rent interest factor (4)	34	46	45	41	34	26
	$379	$463	$436	$466	$437	$198
Earnings before income taxes and fixed charges	$3,187	$4,435	$2,872	$3,196	$3,795	$3,312
Ratio of earnings to fixed charges	8	10	7	7	9	17

(1) Capitalized interest relates to construction projects in process.
(2) Interest expense consists of interest on indebtedness.
(3) Represents the amortization of debt issuance costs incurred in connection with the Company’s registered debt securities. See Note 8 to the condensed consolidated financial statements for further information regarding the debt securities.
(4) Approximately one-third of rental expense is deemed representative of the interest factor.